Premier Power Renewable Energy, Inc.
4961 Windplay Drive, Suite 100
El Dorado Hills, CA 95762
Telephone (916) 939-0400
Facsimile (916) 939-0490

May 21, 2009

VIA EDGAR

Christopher Chase
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Premier Power Renewable Energy, Inc.
Registration Statement – Form S-1 (Registration No. 333-155241)

Dear Mr. Chase:

Premier Power Renewable Energy, Inc. (the “Company”) hereby requests that the Commission take appropriate action to cause the above-referenced registration statement on Form S-1 to become effective on May 22, 2009 at 10 a.m. Washington, D.C. time or as soon as practicable thereafter.

The Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Premier Power Renewable Energy, Inc.

/s/ Dean Marks
Dean Marks Chief Executive Officer